11 East 47th Street, 3rd Floor
                          New York, New York 10017-7916

                                February 28, 2003

                                    BY EDGAR

                       Securities and Exchange Commission
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549
                             Attn: Donald Reinhardt

                             Re: Muller Media, Inc.
                                     Form WD
                          (Registration No. 000-30829)

Dear Sir:
         In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Muller Media, Inc., at this time, hereby withdraws the Form WD (Registration No. 000-30829) initially filed with the Securities and Exchange Commission on February 11, 2003. Muller Media, Inc. is withdrawing the Form WD because an effective registration statement cannot be withdrawn. A Post-Effective Registration Statement on Form S-8 will be filed deregistering the shares.
         If you have any questions with respect to this letter, please call Robert L. Sonfield, Jr. of the law firm of Sonfield & Sonfield at (713) 877-8333.


Sincerely,

Muller Media Inc.


By:/s/Clifford S. Postelnik
   _______________________________________
   Clifford S. Postelnik, Vice President, General Counsel,
      Secretary and Director